# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Docebo Inc., CIK 0001829959
CUSIP: 25609L105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario, Canada (Federal Level) (Z4), M5V 1R7
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001658820

## Reporting persons
- WPGG 14 Investment Ltd. IV: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,630,715; sole dispositive power 0; shared dispositive power 3,630,715; aggregate amount beneficially owned 3,630,715 (12.25% of the class)
  Comment: Calculated based upon 29,633,182 shares of common stock ("Common Shares") outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on May 9, 2025.
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,017,362; sole dispositive power 0; shared dispositive power 1,017,362; aggregate amount beneficially owned 1,017,362 (3.43% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 555,064; sole dispositive power 0; shared dispositive power 555,064; aggregate amount beneficially owned 555,064 (1.87% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,040,817; sole dispositive power 0; shared dispositive power 1,040,817; aggregate amount beneficially owned 1,040,817 (3.51% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 439,026; sole dispositive power 0; shared dispositive power 439,026; aggregate amount beneficially owned 439,026 (1.48% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 169,482; sole dispositive power 0; shared dispositive power 169,482; aggregate amount beneficially owned 169,482 (0.57% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- WP Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 408,964; sole dispositive power 0; shared dispositive power 408,964; aggregate amount beneficially owned 408,964 (1.38% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,630,715; sole dispositive power 0; shared dispositive power 3,630,715; aggregate amount beneficially owned 3,630,715 (12.25% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,630,715; sole dispositive power 0; shared dispositive power 3,630,715; aggregate amount beneficially owned 3,630,715 (12.25% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus Partners II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,630,715; sole dispositive power 0; shared dispositive power 3,630,715; aggregate amount beneficially owned 3,630,715 (12.25% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,630,715; sole dispositive power 0; shared dispositive power 3,630,715; aggregate amount beneficially owned 3,630,715 (12.25% of the class)
  Comment: Calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.

## Item 1. Issuer
Name of issuer: Docebo Inc.
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario, Canada M5V 1R7

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) WPGG 14 Investment Ltd. IV ("WPGG Investment")

(ii) Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P. ("Callisto")

(iii) Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P. ("Europa")

(iv) Warburg Pincus Global Growth 14-B (Cayman), L.P. ("GG 14-B")

(v) Warburg Pincus Global Growth 14-E (Cayman), L.P. ("GG 14-E")

(vi) Warburg Pincus Global Growth 14 Partners (Cayman), L.P. ("GG 14 Partners")

(vii) WP Global Growth 14 Partners (Cayman), L.P. ("WP 14 Partners")

(viii) Warburg Pincus (Cayman) Global Growth 14 GP, L.P. ("Cayman GP L.P.")

(ix) Warburg Pincus (Cayman) Global Growth 14 GP LLC ("Cayman GP LLC")

(x) Warburg Pincus Partners II (Cayman), L.P. ("Cayman Partners II")

(xi) Warburg Pincus (Bermuda) Private Equity GP Ltd. ("Bermuda PE")
Address of principal business office or, if none, residence:
C/O Warburg Pincus LLC
450 Lexington Ave
New York, NY, 10017
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

All ownership percentages are calculated based upon 29,633,182 Common Shares outstanding as of May 8, 2025, as reported on Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on May 9, 2025.

WPGG Investment directly holds 3,630,715 Common Shares, constituting 12.25% ownership. Callisto, Europa, GG 14-B, GG 14-E, GG 14 Partners, and WP 14 Partners (collectively, the "WP 14 Global Growth Funds") are each members of WPGG Investment.

Cayman GP, L.P. is the general partner of the WP 14 Global Growth Funds, Cayman GP LLC is the general partner of Cayman GP L.P., Cayman Partners II is the general partner of Cayman GP LLC, and Bermuda PE is the general partner of Cayman Partners II; as such, each of the foregoing may be deemed to beneficially own the aggregate 3,630,715 Common Shares held by the WP 14 Global Growth Funds, constituting 12.25% ownership. All share amounts reflected in this Statement have been rounded to the nearest whole Common Share

Investment and voting decisions with respect to the Issuer's Common Shares held by WPGG Investment are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the Issuer's Common Shares.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WPGG 14 Investment Ltd. IV: /s/ David Sreter, David Sreter / Director (05/14/2025)
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- WP Global Growth 14 Partners (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: /s/ David Sreter, David Sreter / Authorised Signatory (05/14/2025)
Comment: Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Global Growth 14-B (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Global Growth 14-E (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Global Growth 14 Partners (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

WP Global Growth 14 Partners (Cayman), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus (Cayman) Global Growth 14 GP, L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus (Cayman) Global Growth 14 GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its general partner By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Warburg Pincus Partners II (Cayman), L.P. By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

Exhibit A Joint Filing Agreement, dated as of May 15, 2023, incorporated by reference to the Schedule 13G filed by the Reporting Person on May 15, 2023.